LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	5,437,213
Restricted cash		670,240
Cash segregated under federal and other regulations		67,146,975
Receivables from clearing organizations and other broker dealers		3,230,795
Due from customers		33,103,708
Due from brokers		1,434,318
Deposits with clearing organizations		15,323,410
Securities borrowed		348,280,568
Securities owned:		
Marketable, at fair value		103,933
Not readily marketable, at estimated fair value		2,077,600
Property and equipment, net		455,913
Prepaid expenses and other assets		239,134
Total assets	$	477,503,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities loaned	$	198,235,540
Payable to clearing organizations and other broker dealers		4,004,792
Due to customers		204,559,199
Due to brokers		6,284,772
Securities sold, not yet purchased, at fair value		6,440
Lines of credit		38,500,000
Accounts payable and accrued expenses		7,316,579
Total liabilities		458,907,322

Commitments and contingencies (Notes 12 and 15)

Subordinated borrowings	4,985,143

Stockholder's equity

Common stock - $1.00 par value;		
10,000 shares authorized, 725.667 shares issued and outstanding		726
Additional paid-in capital		5,269,192
Retained earnings		8,341,424
Total stockholder's equity		13,611,342
Total liabilities and stockholder's equity	$	477,503,807

See accompanying notes to financial statements.